UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the nine-month period ended September 30, 2007, filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on October 30, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On October 30, 2007, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the nine-month period ended September 30, 2007. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
September 30, 2007 and 2006

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2007 and 2006
and for the nine months ended September 30, 2007 and 2006
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2007	2006
		ThUS$	ThUS$
ASSETS

Current Assets
Cash		13,076	16,731
Time deposits		25,985	6,156
Marketable securities	4	74,733	61,904
Accounts receivable, net	5	266,488	228,526
Other accounts receivable, net	5	9,712	7,226
Accounts receivable from related companies	6	70,732	52,050
Inventories, net	7	385,930	387,466
Recoverable taxes		27,748	25,734
Prepaid expenses		7,151	5,870
Deferred income taxes	15	-	8,869
Other current assets		22,686	13,813
Total Current Assets		904,241	814,345

Property, Plant and Equipment, Net	8	967,705	902,198

Other Assets
Investments in related companies	9	21,866	18,230
Goodwill, net	10	34,733	41,044
Negative goodwill, net	10	(1,650)	-
Intangible assets, net		3,988	4,814
Long-term accounts receivable, net	5	139	312
Long-term accounts receivable from related companies	6	2,118	2,000
Other long-term assets	11	38,745	50,838
Total Other Assets		99,939	117,238
Total Assets		1,971,885	1,833,781

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2007	2006
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short-term bank debt	12	1,253	92,052
Current portion of long-term debt	12	2,014	384
Current portion of bonds payable	13	12,687	9,593
Dividends payable		432	325
Accounts payable		115,169	90,171
Other accounts payable		335	251
Notes and accounts payable to related companies	6	1,733	1,097
Accrued liabilities	14	36,923	25,000
Withholdings		7,378	7,599
Income taxes		11,802	12,187
Deferred income		42,050	29,239
Deferred income taxes	15	4,113	-
Other current liabilities		865	2,080
Total Current Liabilities		236,754	269,978

Long-Term Liabilities
Long-term bank debt	12	180,000	100,000
Long-term obligations with the public (Bonds)	13	304,101	300,219
Other accounts payable		753	896
Deferred income taxes	15	51,964	49,138
Staff severance indemnities	16	20,812	19,372
Total Long-Term Liabilities		557,630	469,625

Minority interest	17	42,486	36,899

Shareholders' Equity
Paid-in capital	18	477,386	477,386
Other reserves	18	160,608	156,175
Retained earnings	18	497,021	423,718
Total Shareholders' Equity		1,135,015	1,057,279
Total Liabilities and Shareholders' Equity		1,971,885	1,833,781

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the nine months ended
		September 30,
	Note	2007	2006
		ThUS$	ThUS$
Operating Results

Sales		881,286	775,845
Cost of sales		(631,970)	(554,572)
Gross margin		249,316	221,273
Selling and administrative expenses		(49,907)	(50,769)
Operating Income		199,409	170,504

Non-operating Results
Non-operating income	20	17,773	14,458
Non-operating expenses	20	(41,162)	(39,832)
Non-operating Loss		(23,389)	(25,374)
Income before income taxes		176,020	145,130
Income tax expense	15	(38,256)	(31,057)
Income Before Minority Interest		137,764	114,073
Minority interest	17	(2,330)	(2,519)
Income Before Negative Goodwill		135,434	111,554
Amortization of negative goodwill	10	-	68
Net income		135,434	111,622

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the nine months ended
		September 30
		2007	2006
		ThUS$	ThUS$
Cash flows from operating activities
Net income		135,434	111,622
Charges (credits) to income not representing cash flows
Depreciation expense	8	71,800	66,136
Amortization of intangible assets		531	739
Write-offs and accruals		20,625	11,475
Gain on equity investments in related companies		(3,558)	(1,450)
Loss on equity investments in related companies		58	189
Amortization of goodwill	10	1,698	1,858
Amortization of negative goodwill	10	-	(68)
(Gain) loss on sales of assets		(24)	(634)
Loss on sale of investments		-	197
Other credits to income not representing cash flows		(590)	(8,586)
Other charges to income not representing cash flows		92,835	63,502
Foreign currency translation, net		2,312	5,403
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(53,752)	(11,595)
Inventories		(25,273)	(58,848)
Other assets		(14,120)	3,287
Accounts payable		9,806	(12,342)
Interest payable		5,343	2,295
Net income taxes payable		(18,320)	(43,559)
Other accounts payable		(5,589)	(7,533)
VAT and taxes payable		(6,221)	7,576
Minority interest	17	2,330	2,519
Net cash provided by operating activities		215,325	132,183

Cash flows from financing activities
Proceeds from short term bank financing		-	176,281
Bonds payable		-	299,833
Payment of dividends		(94,999)	(74,477)
Repayment of bank financing		(57,090)	(371,281)
Payment of obligations with the public (Bonds payable)		(2,566)	-
Payment of expenses for the issuance and placement of bonds payable		-	(6,629)
Net cash (used in) provided by financing activities		(154,655)	23,727

Cash flows from investing activities
Sales of property, plant and equipment		2,611	8,706
Sales of investments in related companies		-	902
Other investing income	24	361	24,481
Additions to property, plant and equipment		(123,015)	(136,813)
Capitalized interest		(9,400)	-
Purchase of investments in related companies		-	(115,124)
Other disbursements		(785)	-
Net cash used in investing activities		(130,228)	(217,848)

Effect of inflation on cash and cash equivalents		1,125	2,034
Net change in cash and cash equivalents		(68,433)	59,904
Beginning balance of cash and cash equivalents		183,943	147,956
Ending balance of cash and cash equivalents		115,510	88,052

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)  Basis of the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
In accordance with SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)  Basis of the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
Foreign subsidiaries:	%	%
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
SQM Europe N.V. (Belgium)	100.00	100.00
Soquimich S.R.L. Argentina	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
North American Trading Company (USA)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk L.L.C. (USA)	51.00	51.00
PTM – SQM Ibérica S.A. (Spain)	0.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
SQM France S.A.	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia S.R.L. (Italy)	100.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	0.00	100.00
SQM Lithium Specialties L.L.C. (USA)	100.00	100.00
SQM Dubai – FZCO.	100.00	100.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis of the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
	%	%
Domestic subsidiaries:
Comercial Hydro S.A.	60.64	60,64
SQM Potasio S.A.	100.00	100.00
SQM Nitratos S.A.	99.99	99.99
Ajay SQM Chile S.A.	51.00	51.00
SQMC International Limitada.	60.64	60.64
SQM Industrial S.A.	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
SQM Salar S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Accounting period

These consolidated financial statements have been prepared as of September 30, 2007 and 2006 and for the nine-month periods then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (5.1% and 2.5% in 2007 and 2006, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 511.23 per US$1 at September 30, 2007 and Ch$ 537.03 per US$1 at September 30, 2006.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction line on the income statement, which is generated by the inclusion of price-level restatement of non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement of the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

iii) Foreign currency translation

Foreign currency translation for the period ended September 30, 2007 and 2006 generated net earnings (loss) of ThUS$ (2,311) and ThUS$ (5,403) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing as of September 30, as follows:

	2007	2006
	US$	US$
Brazilian Real	1.96	2.18
New Peruvian Sol	3.10	3.25
Argentine Peso	3.15	3.10
Japanese Yen	115.43	117.90
Euro	0.71	0.79
Mexican Peso	10.92	11.05
Indonesian Rupee	9,830.04	9,290.00
Australian Dollar	1.13	1.34
Pound Sterling	0.51	0.54
Ecuadorian Sucre	1.00	1.00
South African Rand	7.01	7.68

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made on the basis of a technical study which covers the different variables that affect our products (density, humidity, and others).

Materials and supplies received are stated at average acquisition cost and inventories in transit are stated at cost incurred as of the end of the period.

The cost of inventories does not exceed their net realizable value.

j)	Income taxes and deferred taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with SVS Circular No. 1466 issued on January 27, 2000, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 was recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through capital lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

l)	Investments in related companies

Investments in related companies over which the Company has significant influence are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and 10 years for negative goodwill.

Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period not longer than 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

p)	Staff severance indemnities

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Operations with resale agreements

Operations with resale agreements are recorded in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded on an accrual basis, in accordance with SVS Circular 768.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2006 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

w)	Computer software

Computer systems developed internally using the Company’s personnel and materials are charged to income during the period in which the expenses are incurred. In accordance with Circular No. 1.819 dated November 14, 2006 of the SVS, computer systems acquired by the Company are recorded at acquisition cost plus additional associated costs.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

y)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized over the life of the bonds.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

z)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with the closure of mines and mining facilities, as well as the mitigation of environmental damage. This provision has been recorded at its present value. The amount determined is presented under accrued liabilities in long-term liabilities.

aa)	Deferred income

Deferred income relates to the recognition of documented sales whose delivery occurs subsequent to the closing date of the financial statements.

Note 3 - Changes in Accounting Principles

During the nine-month period ended September 30, 2007, there were no changes in the application of generally accepted accounting principles in Chile compared to the prior year that could significantly affect the interpretation of these financial statements.

Note 4 - Marketable Securities

As of September 30, marketable securities are detailed as follows:

	2007	2006
	ThUS$	ThUS$

Mutual funds	74,733	61,904
Total	74,733	61,904

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short- and Long-Term Accounts Receivable

a)	Short- and long-term accounts receivable and other accounts receivable as of September 30, 2007 and 2006 are detailed as follows:

			Between 90 days
	Up to 90 days		and 1 year		Total
	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	129,207	176,844	97,021	16,135	226,228	192,980
Allowance for doubtful accounts					(8,045)	(7,600)
Notes receivable	12,280	46,388	39,505	1,293	51,785	47,680
Allowance for doubtful accounts					(3,480)	(4,534)
Accounts receivable, net					266,488	228,526

Other accounts receivable	10,257	3,253	651	4,654	10,908	7,907
Allowance for doubtful accounts					(1,196)	(681)
Other accounts receivable, net					9,712	7,226

Long-term receivables					139	312

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

					Asia, Africa, Oceania		USA, México		Latin America
	Chile		Europe		And the Middle East		and Canada		and the Caribbean		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	143,518	74,336	50,274	37,890	3,358	20,128	19,292	33,746	1,741	19,280	218,183	185,380
% of total	65.78%	40.10%	23.04%	20.44%	1.54%	10.86%	8.84%	18.20%	0.80%	10.40%	100.00%	100.00%

Net short-term notes receivable
Balance	45,834	28,787	-	7,717	-	629	-	2,092	2,471	3,921	48,305	43,146
% of total	94.88%	66.72%	-	17.88%	-	1.46%	-	4.85%	5.12%	9.09%	100,00%	100.00%

Net short-term other accounts receivable
Balance	8,655	4,319	384	809	155	152	434	1,570	84	376	9,712	7,226
% of total	89.12%	59.77%	3.95%	11.20%	1.60%	2.10%	4.47%	21.73%	0.86%	5.20%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	198,007	107,442	50,658	46,416	3,513	20,909	19,726	37,408	4,296	23,577	276,200	235,752
% of total	71.69%	45.57%	18.34%	19.69%	1,27%	8.87%	7.14%	15.87%	1.56%	10.00%	100.00%	100.00%

Long-term accounts receivable, net
Balance	139	298	-	-	-	-	-	-	-	14	139	312
% of total	100.00%	95.51%	-	-	-	-	-	-	-	4.49%	100.00%	100.00%

Total short- and long-term accounts receivable, net
Balance	198,146	107,740	50,658	46,416	3,513	20,909	19,726	37,408	4,296	23,591	276,339	236,064
% of total	71.70%	45.64%	18.33%	19.66%	1.27%	8.86%	7.15%	15.85%	1.55%	9.99%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest. These transactions are carried out at market prices, and the terms are standard for these operations. Expiration conditions for each case vary depending on the transaction involved. All significant transactions with related parties for an amount exceeding 1% of net income for the year are disclosed.

a)	Accounts receivable from related parties as of September 30, 2007 and 2006 are as follows:

	Short-term		Long-term
	2007	2006	2007	2006
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa -SQM Turkey	6,810	9,762	-	-
Nutrisi Holding N.V.	1,721	1,547	-	-
Generale de Nutrition Vegetale S.A.	-	132	-	-
Ajay Europe S.A.R.L.	7,439	5,183	-	-
Ajay North America LLC	3,743	3,146	-	-
Abu Dhabi Fertilizer Ind. WLL	3,265	2,990	2,000	2,000
NU3 B.V.	710	846	-	-
Sales de Magnesio Ltda.	85	-	-	-
SQM Agro India	322	46	-	-
Misr Specialty Fertilizers	501	9	118	-
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Kowa (Japan)	11,135	-	-	-
SQM East Med Turkey	115	-	-	-
PCS Sales Inc	40	40	-	-
Yara AB	44	12	-	-
Yara Benelux B.V	453	309	-	-
Yara Hellas S.A.	337	254	-	-
Yara International Australia PTY.	744	1.108	-	-
Yara Poland SP	164	478	-	-
Yara UK Ltd.	300	330	-	-
Yara GMBH & CO KG	433	206	-	-
Yara Iberian S.A.	2,554	1,884	-	-
Yara Argentina S.A.	383	17	-	-
Yara Colombia Ltda..	2,898	962	-	-
Adubo Trevo S.A. (Yara)	252	252	-	-
Yara North America LLC	6,163	6,039	-	-
Yara Italia SPA.	2,022	1,810	-	-
Yara France BU Africa	2,593	989	-	-
Yara Internacional ASA	-	7,405	-	-
Yara International Asia Trade Pte Ltd	378	3,055	-	-
Yara East Africa Limited	1	1,028	-	-
Yara Fertilizers (Philippines)	-	10	-	-
Yara Fertilizers (New Zealand)	200	296	-	-
Yara International Asia Trade Pte (Singapore)	2,295	-	-	-
Yara Int. Asia Trade Pte Vietnam	-	137	-	-
Yara France BU Latin America	1,702	1,454	-	-
Yara Danmark A/S	47	-	-	-
Inversiones PCS Chile Ltda.	17	17	-	-
Yara Fertilizantes Ltda (Brasil)	-	217	-	-
Yara S.A. PTY LTD Sudafrica	8,721	-	-	-
Yara Western Cape Sudafrica	578	-	-	-
Yara Phosyn Ltd	-	36	-	-
Yara France S.A.	1,559	36	-	-
Total	70,732	52,050	2,118	2,000

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

b)	Accounts payable to related parties as of September 30, 2007 and 2006 are as follows:

	Short-term
	2007	2006
Accounts payable	ThUS$	ThUS$

NU3 N.V.	3	954
Charlee SQM Thailand Co	106	91
SQM East Turkey	-	18
Yara internacional ASA	58	-
Fos	278	-
Yara Fertilizantes LTD	888	-
Sales de Magnesio Ltda..	-	34
Yara Nederland B.V.	400	-
Total	1,733	1,097

There were no outstanding long-term accounts payable with related parties as of September 30, 2007 and 2006.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

c)	During the first nine months of 2007 and 2006, principal transactions with related parties were as follows:

			Amount of		Effect on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2007	2006	2007	2006
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	4,860	5,151	1,447	1,781
Doktor Tarsa	Indirect	Sales of products	6,629	8,679	1,781	2,351
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	4,117	2,339	461	639
Ajay Europe S.A.R.L.	Indirect	Sales of products	18,964	11,787	7,139	4,747
NU3 B.V.	Indirect	Sales of products	6,302	5,481	1,988	2,012
Ajay North America LLC	Indirect	Sales of products	12,626	11,853	6,507	5,982
Yara Benelux B.V.	Shareholder	Sales of products	5,903	6,436	1,121	1,446
Yara UK Ltd.	Shareholder	Sales of products	1,118	1,112	305	334
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	8,764	6,185	1,974	1,778
Yara France BU Africa	Shareholder	Sales of products	4,356	1,810	988	443
Yara Business Support	Shareholder	Services	3,273	3,500	-3,273	-3,500
Yara International Australia Pty Ltd.	Shareholder	Sales of products	2,059	1,917	567	571
Yara Iberian S.A.	Shareholder	Sales of products	7,026	6,461	1,788	2,240
Yara Colombia Ltda..	Shareholder	Sales of products	5,594	2,861	1,618	862
Yara Poland SP	Shareholder	Sales of products	2,055	1,697	632	602
Yara GMBH & Co Kg	Shareholder	Sales of products	1,768	1,621	470	541
Yara France	Shareholder	Sales of products	6,785	7,336	1,554	2,149
Yara China Ltd.	Shareholder	Sales of products	1,358	0	260	0
Yara Hellas S.A.	Shareholder	Sales of products	1,613	1,578	350	465
Yara France S.A.	Shareholder	Sales of products	9,850	0	2,289	0
Yara Argentina S.A.	Shareholder	Sales of products	1,071	10,587	262	3,094
Adubo Trevo S.A.	Shareholder	Sales of products	0	1,573	0	547
Yara Fertilizer Brazil	Shareholder	Sales of products	9,864	5,911	3,411	2,365
Yara Internacional ASA	Shareholder	Sales of products	27,490	20,466	7,208	5,570
Yara North America	Shareholder	Sales of products	43,001	35,125	9,841	10,183
Yara Italia	Shareholder	Sales of products	3,343	4,149	754	1,362
Kowa (Japan)	Shareholder	Sales of products	65,190	0	39,073	0
Fertilizantes Olmeca	Shareholder	Sales of products	2,574	0	570	0
Yara East Africa LP	Shareholder	Sales of products	516	1,255	159	358

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 - Inventories

Net inventories as of September 30, 2007 and 2006 are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Finished products	230,634	242,391
Work in process	130,359	125,837
Supplies	24,937	19,238
Total	385,930	387,466

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment as of September 30, 2007 and 2006 are summarized as follows:

	2007	2006
	ThUS$	ThUS$
Land
Land	82,598	67,518
Mining Concessions	30,086	30,080
Total	112,684	97,598

Buildings and infrastructure
Buildings	163,806	168,405
Installations	274,477	208,936
Construction-in-progress	251,841	236,021
Other	193,738	177,625
Total	883,862	790,987

Machinery and Equipment
Machinery	487,735	459,841
Equipment	128,541	123,952
Project-in-progress	20,531	7,719
Other	19,524	18,552
Total	656,331	610,064

Other property, plant and equipment
Tools	8,968	11,231
Furniture and office equipment	15,115	14,539
Project-in-progress	11,756	21,629
Other	16,670	8,857
Total	52,509	56,256

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2007	2006
	ThUS$	ThUS$
Amounts relating to technical revaluation of property, plant and equipment
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,091
Other assets	53	53
	61,379	61,422
Total property, plant and equipment	1,766,765	1,616,327

Less: Accumulated depreciation
Buildings and infrastructure	(340,095)	(302,047)
Machinery and equipment	(388,971)	(348,512)
Other property, plant and equipment	(32,164)	(26,920)
Technical appraisal	(37,830)	(36,650)
Total accumulated depreciation	(799,060)	(714,129)
Net property, plant and equipment	967,705	902,198

	2007	2006
Depreciation for the nine months ended September 30:	ThUS$	ThUS$

Buildings and infrastructure	(35,225)	(31,090)
Machinery and equipment	(31,159)	(30,861)
Other property, plant and equipment	(4,562)	(3,077)
Technical revaluation	(854)	(1,108)
Total depreciation	(71,800)	(66,136)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other property, plant and equipment and are detailed as follows:

	2007	2006
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Vehicles	-	98
Accumulated depreciation	(513)	(579)
Total leased assets	1,475	1,507

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 9 - Investments in and Receivables from Related Companies

a)	Information on foreign investments

There are no plans for the foreign subsidiaries to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not assumed liabilities such as hedging instruments for foreign investments.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

b)	Transactions executed in 2007

On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

On March 2, 2007, the subsidiary SQM Industrial S.A. made a capital increase of ThUS$ 130 in its subsidiary SQM Brasil Ltda. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and SVS Circular No. 1,697, the Company performed the valuation in consideration of the carrying value of the equity of SQM Brasil Ltda. as of March 31, 2006, which does not significantly differ from its fair value determined at that date.

On April 11, 2007, the subsidiary SQM S.A and the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 6,599 in their subsidiary SQM Europe N.V. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and SVS Circular No. 1,697, the valuation was conducted considering the carrying value of the equity of SQM Europe N.V. as of September 30, 2006, which does not significantly differ from its fair value determined at that date.

c)	Transactions executed in 2006

At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. (dissolved) with the successor company SQM Industrial S.A., which acquires all the rights, shares, exceptions, assets, liabilities, obligations, shareholders’ equity, shareholders and remaining assets and expectations of SQM Procesos S.A. This merger generates each and every of its effects beginning on January 1, 2006.

On January 19, 2006, Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired 7,021,169 and 70,921 shares, respectively, of DSM Minera S.A. and its subsidiary Exploraciones Minera S.A. for the sum of ThUS$100,067 in cash (equivalent to ownership of 99% and 1%, respectively).

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in SVS Circular No. 1,697. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated negative goodwill of ThUS$1,928, which, as it is directly associated with mineral rights, is amortized in accordance with their exploitation.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

c)	Transactions executed in 2006 (continued)

The assets, liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2006 are as follows:

	Minera Nueva	Exploraciones
	Victoria S.A.	Mineras S.A.
	ThUS$	ThUS$

Current assets	66,951	400
Property, plant and equipment	23,327	31,567
Other assets	7,220	-
Current liabilities	4,516	7,126
Long-term liabilities	5,718	-
Shareholders’ equity	112,105	-

On January 19, 2006, Soquimich European Holding B.V. acquired 100% of the 20,403 shares of DSM Minera BV. for a sum of ThUS$13,840 in cash.

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and SVS Circular No. 1,697. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera B.V. as of December 31, 2005. This generated goodwill of ThUS$11,373, which will be amortized over the estimated period of investment return, which does not exceed 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

Assets, liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2006 are as follows:

ThUS$

Current assets	4,581
Current liabilities	1,153
Shareholders’ equity	3,428

On January 31, 2006, DSM Minera S.A. changed its name to Minera Nueva Victoria S.A.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

c)	Transactions executed in 2006 (continued)

On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively, of Fenasa S.A. for a sum of ThEuro 75,100, thereby increasing their ownership to 33.35% and 66.65%, respectively.

During February 2006, DSM Minera B.V. changed its name to Iodine Minera BV.

On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. formed Prestadora de Servicios de Salud Cruz del Norte S.A.

This company’s capital amounts to Ch$50,000,000 divided into 5,000 single shares with no par value, no privileges or preferences, which are paid in full upon subscription of shares and through subscription and payment by SQM Industrial S.A. of 4,950 shares for a sum of Ch$49,500,000 paid upon subscription in cash and the subscription and payment by SQM Potasio S.A. of 50 shares for a sum of Ch$500,000 paid upon subscription in cash. The Company’s share capital and the total number of shares in which capital is divided is subscribed and paid in full in the company’s social fund.

On September 14, 2006, Soquimich European Holding B.V. (SQH) sold all the rights it held in Impronta SRL to Yara Italia SPA for a sum of ThUS$902, thereby generating a loss on sale of investments of ThUS$308.

On October 27, 2006, SQM Comercial de México S.A. de C.V. and SQM Industrial S.A. sold all the shares they had in SQM Comercial de México S.A. de C.V. to Yara Nederland B.V. and Yara Holdings Netherlands B.V. for a sum of ThUS$4,888 and obtained a gain from this sale of ThUS$1,040.

On December 19, 2006, SQM Salar S.A. distributed dividends for a sum of ThUS$68,000 to its shareholders SQM Potasio S.A. (81.82%) and SQM S.A. (18.18%).

On December 19, 2006, SQM Potasio S.A. distributed dividends for a sum of ThUS$60,000 to its shareholders SQM S.A.(99.9974%) and Inversiones Pascuala S.A.(0.0026%)

d)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

e)	Detail of investments in related companies

Tax Registration		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	Shares	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	11,718	7,899	5,726	3,809	2,839	735	1,409	367
0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	11,157	11,414	4,095	4,806	475	442	233	217
0-E	Doktor Tarsa	Turkey	Euros	-	50.00	50.00	7,885	5,271	3,943	2,636	2,219	856	1,109	428
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	8,154	5,473	2,209	1,288	907	-	453	-
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	50.00	37.00	4,399	3,853	2,199	1,926	481	333	241	166
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,555	4,381	2,163	2,080	(110)	(398)	(52)	(131)
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	-	40.00	2,355	2,136	942	854	31	136	12	54
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	921	994	458	497	200	188	100	94
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	188	499	94	249	(7)	-	(3)	-
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	707	866	29	29	-	-	-	-
0-E	Agro India Limitada	India	US$	-	49.00	-	15	115	8	56	(4)	-	(2)	-
Total									21,866	18,230

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization are summarized as follows:

a)	Goodwill

		September 30, 2007		September 30, 2006
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	108	1,337	108	1,482
96801610-5	Comercial Hydro S.A.	194	1,060	171	1,206
79947100-0	SQM Industrial S.A.	835	19,195	876	20,307
78602530-3	Minera Nueva Victoria S.A.	-	-	97	3,058
0-E	SQMC México S.A. de C.V.	42	794	42	850
0-E	Comercial Caiman Internacional S.A.	17	114	17	137
0-E	SQM Dubai- Fzco	76	1,807	76	1,909
0-E	Iodine Minera B.V.	426	10,426	471	12,095
Total		1,698	34,733	1,858	41,044

b)	Negative Goodwill

		September 30, 2007		September 30, 2006
			Negative		Negative
Tax Registration		Amount amortized	Goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	Balance
		ThUS$	ThUS$	ThUS$	ThUS$

96575300-1	Minera Mapocho S.A.	-	-	68	-
78602530-3	Minera Nueva Victoria S.A.	-	1,650	-	-
Total		-	1,650	68	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-Term Assets

Other long-term assets are summarized as follows:

	2007	2006
	ThUS$	ThUS$
Engine and equipment spare-parts, net (1)	5,046	16,026
Termination of agreement bonus	1,176	133
Mine development costs	24,585	24,929
Income taxes recoverable	340	285
Healthcare institution guarantee in the National Healthcare Service Fonasa	268	253
Pension plan	-	1,124
Construction of Salar-Baquedano road	1,200	1,320
Deferred loan issuance costs (2)	387	246
Cost of issuance and placement of bonds (3)	5,019	5,860
Other	724	662
Total	38,745	50,838

(1) According to analyses conducted, at each year-end, this item includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.

(2) Relates to the portion to be accrued of negotiation costs of long-term loans.

(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)	Short-term bank debt as of September 30, 2007 and 2006 is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

Banco de Crédito e Inversiones	-	40,030
Citibank N.A.	-	15,067
Corpbanca	-	15,011
Banco Boston	-	10,007
BBVA Banco Bilbao Vizcaya Argentaria	-	10,003
Other	1,253	1,934
Total	1,253	92,052

Annual average interest rate	4.35%	5.35%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,433	100,384
ING Capital LLC (2)	81,581	-
Total	182,014	100,384

Less: Current portion	(2,014)	(384)

Long-term portion	180,000	100,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum, quarterly payment. The principal is due February 25, 2010.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c)	The maturity of long-term debt is as follows:

	2007	2006
	ThUS$	ThUS$
Years to maturity
Current portion	2,014	384
2 to 3 years	100,000	-
3 to 5 years	80,000	100,000
Total	182,014	100,384

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.18%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in Rule 144 and regulation S of the U.S. Securities Act of 1933.

On June 1, 2007, the first capital payment for the Series C bond was made, for an amount equivalent to UF 75,000.

As of September 30, 2007 and 2006, the short-term portion of obligations with the public includes a balance of ThUS$12,687 and ThUS$9,593, respectively, which corresponds to the current portion of the principal plus interest accrued at that date. The long-term portion includes an amount of ThUS$304,101 and ThUS$300,219 respectively, related to principal installments for Series C and single-series bonds.

The detail of these amounts is as follows:

Instrument Regist. No.	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	06/30/07 ThUS$	06/30/06 ThUS$	Placement in Chile or abroad

Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	06/01/2008	Semi-annual	Semi-annual	7,064	3,910	In Chile
184	Single	-	US$	6.125%	10/15/2007	Semi-annual	Semi-annual	5,623	5,683	Abroad
Total Current Portion								12,687	9,593

Long-term bonds payable
446	C	2,775,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	104,101	100,219	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	Semi-annual	200,000	200,000	Abroad
Total Long-term								304,101	300,219

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 - Accrued Liabilities

As of September 30, 2007 and 2006, accrued liabilities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Provision for royalties Corfo	3,291	2,407
Provision for employee compensation and legal costs	2,653	501
Taxes and monthly income tax installment payments	3,130	3,316
Expenses incurred for long-term loans (additional tax)	234	557
External auditors’ fees	701	400
Employee benefits	10,695	4,077
Vacation accrual	9,608	8,169
Marketing expenses	3,273	3,500
Other accruals	3,338	2,073
Total current accrued liabilities	36,923	25,000

Note 15 - Income Taxes and Deferred Taxes

a)	As of September 30, 2007 and 2006, the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2007	2006
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	347,330	251,949
Accumulated tax basis retained earnings without tax credit	56,329	90,330
Tax loss carry-forwards (1)	138,725	171,241
Credit for shareholders	70,963	51,391

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income Taxes and Deferred Taxes (continued)

b)	The deferred taxes as of September 30, 2007 and 2006 represented a net liability of ThUS$56,077 and ThUS$40,269 respectively, and consisted of:

2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	2,006	605	-	-
Vacation accrual	1,506	-	-	-
Unrealized gain on sale of products	13,837	-	-	-
Provision for obsolescence	-	2,957	-	-
Production expenses	-	-	16,241	-
Accelerated depreciation	-	-	-	60,162
Exploration expenses	-	-	-	4,555
Capitalized interest	-	-	-	8,135
Staff severance indemnities	-	-	-	1,884
Fair value recognition	-	1,199	-	-
Capitalized expenses	-	-	-	957
Tax loss carry-forwards	-	26,909	-	-
Accrued gain from exchange insurance	-	-	1,553	-
Leased assets	-	-	-	10
Provision for energy tariff difference	2,700	-	-	-
Accrued interest	273	-	-	-
Other	2,006	5,571	2,136	469
Total gross deferred taxes	22,328	37,241	19,930	76,172
Total complementary accounts	-	-	(147)	(18,262)
Valuation allowance	(6,658)	(31,295)	-	-
Total deferred taxes	15,670	5,946	19,783	57,910

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income Taxes and Deferred Taxes (continued)

2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,518	-	-	-
Vacation accrual	1,287	-	-	-
Unrealized gain on sale of products	19,966	-	-	-
Provision for obsolescence	-	952	-	-
Production expenses	-	-	17,812	-
Accelerated depreciation	-	-	-	59,512
Exploration expenses	-	-	-	5,394
Capitalized interest	-	-	-	6,983
Staff severance indemnities	-	-	-	2,432
Claims expense provision	-	88	-	-
Capitalized expenses	-	-	-	1,076
Tax loss carry-forwards	-	30,088	-	-
Accrued interest	221	-	-	-
Other	2,827	1,436	-	334
Total gross deferred taxes	25,819	32,564	17,812	75,731
Total complementary accounts	-	(216)	(862)	(21,499)
Valuation allowance	-	(27,254)	-	-
Total deferred taxes	25,819	5,094	16,950	54,232

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

c)	Income tax expense for the nine months ended September 30, 2007 and 2006 is summarized as follows:

	2007	2006
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(33,422)	(26,338)
Tax expense adjustment (prior period)	116	(655)
Effect of deferred tax assets and liabilities	2,278	3,939
Tax benefit from tax losses	(5,449)	(10,733)
Effect of amortization of complementary accounts	(2,730)	(4,298)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	935	7,658
Other tax charges and credits	16	(630)
Total income tax expense	(38,256)	(31,057)

Note 16 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Opening balance	17,091	16,415
Increases in obligation	2,780	2,970
Payments	(1,755)	(1,224)
Foreign currency translation	751	(781)
Other differences	(47)	-
Balance as of September 30	18,820	17,380

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	38,533	33,037	(1,961)	(1,546)
Ajay SQM Chile S.A.	3,653	3,674	(264)	(841)
Cape Fear Bulk L.L.C.	199	167	(146)	(197)
SQM Nitratos México S.A. de C.V.	(9)	(106)	53	66
Fertilizantes Naturales S.A.	133	141	(10)	(18)
SQM Indonesia S.A.	(30)	(20)	-	18
SQM Potasio S.A.	7	6	(2)	(1)
Total	42,486	36,899	(2,330)	(2,519)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	Income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer 2005 net income to retained earnings	-	-	-	-	113,506	(113,506)	-
Declared dividends 2006	-	-	-	-	(73,647)	-	(73,647)
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	(1,112)	-	-	-	(1,112)
Net income	-	-	-	-	-	111,622	111,622
Balance as of September 30, 2006	263,196,524	477,386	156,175	-	312,096	111,622	1,057,279
Balance January 1,2007	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949
Transfer 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	(91,786)	-	(91,786)
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	5,418	-	-	-	5,418
Net income	-	-	-	-	-	135,434	135,434
Balance as of September 30, 2007	263,196,524	477,386	160,608	-	361,587	135,434	1,135,015

In compliance with SVS Form 1819, we have netted the balance of the Development Period Deficit Account (ThUS$8,370 as of December 31) against the balance of the Retained Earnings account. For comparative purposes, the balance in the Development Period Deficit Account of ThUS$8,370 as of September 30, 2006 was netted against the Retained Earnings account.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of September 30, 2007 is as follows:

		For the nine months ended September 30, 2007	Total as of September 30, 2007
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	4,986	10,385
Isapre Norte Grande Ltda.	(1)	25	(59)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	40	62
Asociación Garantizadora de Pensiones	(1)	-	(12)
Sales de Magnesio Ltda.	(1)	22	74
Sociedad de servicios de Salud	(1)	14	14
SQM North America Corp.	(3)	-	(1,218)
SQM Dubai – Fzco	(1)	(12)	(12)
Ajay Europe SARL	(1)	343	343
Other Companies	(1)	-	717
Total other comprehensive income		5,418	160,608

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pension plans of the subsidiary SQM North America Corp.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :		If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Under the current ownership structure, the Company has a controlling shareholder group that comprises the company Pampa Calichera S.A. and the Kowa Group. These entities signed a Joint Action Agreement on December 21, 2006.

Note 19 – Derivative Instruments

Derivative instruments are recorded at their fair value at period-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2007, the Company’s derivative instruments are as follows:

2007 Type of derivative	Notional or covered amount ThUS$	Expiration	Description of the contract type	Position purchase/sale	(Liability)Asset amount ThUS$	Income (loss) recorded ThUS$	Income (not) recorded ThUS$
US dollar PUT	22,421	4th quarter of 2007	Exchange rate	P	(253)	-	(253)
US dollar Forward	449	4th quarter of 2007	Exchange rate	P	(9)	-	(9)
US dollar Forward	6,926	4th quarter of 2007	Exchange rate	P	(206)	-	(206)
Swap	102,630	4th quarter of 2007	Interest rate	P	9,136	-	9,136
US dollar PUT	269	4th quarter of 2007	Exchange rate	P	(268)	-	(268)
	132,695				8,400		8,400

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 - Non-operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)         Non-operating income

	2007	2006
	ThUS$	ThUS$

Interest income	6,532	9,498
Reversal of third-party obligations	181	208
Cross currency swap	4,000	-
Rights of use of trademark	21	23
Insurance recoveries	217	117
Provision of services	573	-
Rental of property, plant and equipment	800	730
Fines collected from third parties	146	295
Equity participation in net income of unconsolidated subsidiaries	3,558	1,450
Discounts obtained	359	527
Sale of Antucoya	-	753
Overestimate of allowance for doubtful accounts	413	94
Sale of mining concessions	361	202
Sale of scrap metal	137	-
Other income	475	561
Total	17,773	14,458

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 - Non-operating Income and Expenses (continued)

b)         Non-operating expenses

	2007	2006
	ThUS$	ThUS$

Write-off of investments	312	302
Interest expense	15,192	21,955
Equity participation in net losses of unconsolidated subsidiaries	58	189
Amortization of goodwill	1,698	1,858
Net foreign exchange	2,311	5,403
Consulting services	20	332
Training expenses and grants	322	343
Investment plan expenses and adjustment to the net realizable value of PP&E	8,748	4,845
Energy tariff difference	4,800	-
Work disruption expenses	627	1,716
Non-recoverable taxes	257	756
Accrual for legal expenses and third-party indemnities	518	16
Sale of Impronta SRL	-	197
Provider indemnities	1,600	9
Provision and sale of materials, spare parts and supplies and property, plant and equipment	3,402	217
Other expenses	1,297	1,694
Total	41,162	39,832

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2007	2006
	ThUS$	ThUS$
Property, plant and equipment	350	172
Other assets and liabilities	384	326
Shareholders’ equity	(4,788)	(2,076)
Net price-level restatement	(4,054)	(1,578)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of September 30, 2007 and 2006 are detailed as follows:

	2007	2006
	ThUS$	ThUS$
Assets
Chilean pesos	171,696	112,688
US dollars	1,619,972	1,567,807
Euros	47,466	37,903
Japanese Yen	919	1,217
Brazilian Real	401	309
Mexican pesos	2,278	4,373
UF	91,042	74,847
South African Rand	15,232	11,829
Dirhams	13,846	14,281
Other currencies	9,033	8,527

Current liabilities
Chilean pesos	135,315	103,904
US dollars	78,121	142,806
Euros	9,647	9,951
Japanese Yen	24	90
Brazilian Real	1,894	1,558
Mexican pesos	2,953	4,420
UF	7,291	5,186
South African Rand	338	1,348
Dirhams	715	456
Other currencies	456	259

Long-term liabilities
Chilean pesos	18,679	17,343
US dollars	433,930	351,032
Japanese Yen	157	126
UF	104,854	101,115
Other currencies	10	9

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance of Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other Long-Term Assets, and the portion to be amortized within one year is presented within Other Current Assets. These expenses are amortized using the straight-line method, according to the term of the documents. This amortization is presented as interest expense.

For the nine months ended September 30, 2007, issuance expenses net of amortization amount to ThUS$6,665. Issuance expenses include disbursements related to reports issued by rating agencies, legal and financial consulting services, taxes, printing and placement fees. Amortization for the nine-month period ended September 30, 2007 amounted to ThUS$615.

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Cash included in cash equivalents	-	24,279
Proceeds from sale of mining concessions	361	202
Total	361	24,481

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies

I.    Contingencies:

(a)  Material lawsuits or other legal actions to which the Company is party:

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Mario Miles Andrade
	Defendants	: Constructora Fe Grande S.A. and jointly and severally,
SQM S.A. and its insurers
	Date of lawsuit	: June 2005
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 270

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

5.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendants	: Gilberto Mercado Barreda and jointly and severally
SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2005
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: At the first instance verdict the defendants were sentenced to pay the amount of ThUS$250. The defendants filed an
appeal against this verdict.
	Nominal amount	: ThUS$ 481

6.	Plaintiff	: Electroandina S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2005
	Court	: Court of arbitration
	Cause	: Early termination or partial modification or temporary suspension of the Electrical Supply Agreement entered on
February 12, 1999 by virtue of supposedly unforeseen events
that would have resulted in an increase in the cost of, or restricted the supply of, natural gas from Argentina

	Instance	: Evidentiary stage
	Nominal amount	: The amount has not yet been determined.

7.	Plaintiff	: Juana Muraña Quispe
	Defendants	: Intro Ingenieria Limitada and jointly and severally
SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,500

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

8.	Plaintiff	: Marina Arnéz Valencia
	Defendants	: SQM S.A. and its insurance companies
	Date of lawsuit	: May 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$ 500

9.	Plaintiff	: ESAOL Limitada
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2006
	Court	: Arbitration Court of Antofagasta
	Cause	: Fees allegedly owed for urban cleaning services
at Maria Elena.
	Instance	: Evidentiary Stage
	Nominal amount	: ThUS$170

10.	Plaintiff	: Sociedad de Servicios Tacora Limitada
	Defendant	: SQM Nitratos S.A.
	Date of lawsuit	: December 2006
	Court	: 25th Civil Court of Antofagasta
Cause
: Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s employees who have not received their salary pay and
  contributions for transportation and machinery services
  rendered indirectly to SQM Nitratos S.A.

	Instance	: Response.
	Nominal amount	: ThUS$266

11.	Plaintiff	: Marineer Zona Franca S.A.
	Defendant	: Minera Nueva Victoria S.A.
	Date of lawsuit	: August 2007
	Court	: Arbitration Court of Santiago
	Cause	: Damages for alleged unilateral and premature termination of mineral transport contract
	Instance	: Conciliation
	Nominal amount	: ThUS$1,400

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

(b) Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.    Commitments:

(a)
The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 10,182 in 2007 (ThUS$ 6,831 in 2006).

(b)
Bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those loans of the same nature which have been outstanding at pertinent times and which, among others, relate to maximum indebtedness and minimum equity. Save for this, SQM S.A. is not exposed to other covenants to its management activities or to limits in financial indicators because of contracts or agreements with creditors.

(c)
Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as, among others, maximum indebtedness and minimum equity.

.
Note 26 – Third Party Guarantees

As of September 30, 2007 and 2006 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2007	2006
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,415	100,384
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,408	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 – Sureties Obtained from Third Parties

Joint and several guarantee of up to ThUS$ 1,000 made by Tattersall Comercial S.A. to secure to Soquimich Comercial S.A. compliance with obligations contained in the commercial mandate agreement for the distribution and sale of fertilizers.

Note 28 – Sanctions

During 2007 and 2006, the SVS did not apply sanctions to the Company, its directors or its managers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects

Disbursements incurred by the Company as of September 30, 2007 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2007	Disbursements
	ThUS$	ThUS$
Project
Dust emission control	76	-
Plumbing equipment at ME prilling plant	39	1
Light normalization	921	90
Enablement of money exchange and bathrooms	289	-
Water assessment San Isidro	21	155
Environmental assessment for the KNO3 Plant	450	76
Environmental assessment for new Chancado María Elena plant	1,006	164
Waste water treatment plant, washing surface P. Valdivia. N. Victoria. P. Blanca.	18	222
Equipment washing system	184	-
Normalization of lighting at FFCC yard, PV Mill	164	1
Implementation of waste water line for María Elena Treatment Plant.	29	21
Infrastructure, equipment New Offices María Elena Environment	14	-
Hospital Monitoring Station Project	12	9
Improvements in M. Elena Camp - Streets	428	22
Tourist Support in Salt Deposit (Soncor)	64	16
Energy backup for Church monitoring station	18	3
Environmental commitments Region I of Chile	169	22
The Environment MOP/SOP 2	266	184
Study of dust control at SOP-SC plant	30	-
Waste dump for dangerous waste	18	346
Equipment elimination using PCB	300	-
Deputy Management of Environmental Matters	541	536
Salar (Salt deposit) environmental follow-up plan	1,322	1,153
Sanitary regulations PV Traffic Facilities	7	73
PV Environmental improvements	8	32
Renewal of Salar Meteorological Stations	72	41
Construction of temporary storage yard for residual and new oil	1	-
Waste pools R&R Lithium C. Plant	1,231	993
Miscellaneous environmental projects	2	35
Total	7,700	4,195

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM. The Company’s commitment is supported by the principles declared in the Company’s Sustainable Development Policy.

SQM is currently using an Environmental Management System (“SGA”), which is based on the ISO 14000 standard. Through the SGA, the Company has improved its environmental performance by effectively applying the Sustainable Development Policy.

Processes where sodium nitrate is used as a raw material are carried out in the desert and other arid geographical areas with favorable weather conditions for drying solid materials and evaporating liquids using solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles, which is normal for this type of operation.

On August 10, 1993, the Ministry of Health published a resolution in accordance with the Sanitary Code in the Official Gazette, establishing that breathable particle material levels in the productive facilities of Maria Elena exceeded the level allowed for air quality, thereby affecting the neighboring location. The particles mainly come from dust produced during the processing of caliche, in particular in the grinding of this ore prior to leaching. The Company has implemented a number of measures which have allowed a significant improvement in air quality at María Elena, both within the framework of a Decontamination Plan for this location and to comply with its Sustainable Development Policy. In October 2005, the Company obtained environmental approval for the “María Elena Technology Plan” project. This project will enable the Company to reduce particle emissions, as required by environmental regulations; the Company estimates that start-up of this project will take place during the second half of 2008. The Company is requesting that CONAMA make the necessary adjustments to the timeframe defined in the Decontamination Plan to reduce particles, so that the timeframe is consistent with the Company’s progress on the María Elena Technology Plan.

The Company also develops plans for follow-up and environmental monitoring for all its operations, based on specialized scientific studies, and it annually develops a training program for environmental matters, for both its direct employees and its subcontractors. Within this context, SQM entered into an agreement with Corporación Nacional Forestal (CONAF) - the National Forestry Corporation - with the purpose of monitoring the activities of flamingo colonies in lagoon systems in the Atacama Salar, which includes counting birds and follow-up of the reproductive process. Environmental follow-up maintained by SQM in the Atacama Salar and in other systems in which it operates is supported by a number of studies that have integrated different scientific efforts by prestigious research centers, such as Dictuc from Pontificia Universidad Católica, the School of Agricultural Science of Universidad de Chile, Nevada University, Cornell University and the University of Binghamton, New York.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

In addition, within the framework of environmental studies performed by the Company for its new projects, the Company is currently undertaking a significant amount of work in order to record pre-Hispanic and historical cultural heritage, as well as to protect heritage sites, in accordance with current Chilean laws. There has been a particularly great concentration of these efforts in the area surrounding Maria Elena and the Nueva Victoria plant. Furthermore, the Company is working to distribute this cultural heritage information within the community, as well as to make this information available at local and regional museums.

As emphasized by one of the points in its Sustainable Development Policy, the Company works to maintain a good neighbor relationship and to participate in the development of communities close to its operations, supporting joint projects and activities to improve the quality of life in these communities. For this purpose, the Company has focused its actions on the recovery of historical heritage, training, and social and cultural development. The Company makes efforts in these areas both on its own and in conjunction with other public and private organizations.

Note 30 – Significant Events

On March 21, 2007, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile (SQM) at their meeting held on March 20, 2007, unanimously agreed to propose the payment of a final dividend for a sum of US$0.34874 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting to be held on April 27, 2007, this proposal will the Company to effectively pay and distribute dividends in conformity with its dividend policy, which provides for the payment of an annual dividend equivalent to 65% of distributable net income obtained during 2006.

Note 31 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred between September 30, 2007 and the date of issuance of these financial statements (October 30, 2007) that may affect the Company’s financial position or the interpretation of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: December 07, 2007